PUBLIC

aKB

SECOND AMENDMENT

16006195

SEC Mail Processing Section

MAR 17 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7272 Wisconsin Ave, Suite 320
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lars Hanan, Managing Member, FINOP 301.358.2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Dr. Ste 1000	Tysons	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Hanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member, FINOP, BroadOak Partners, LLC

Title

Notary Public

THEODORE P RYNN
COMMISSION EXPIRES
SEPT 15 2019
MONTGOMERY COUNTY, MD
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BroadOak Partners

7272 Wisconsin Avenue, Suite 320
Bethesda, MD 20814

Tel.: 301.358.2692

February 24, 2016

CohnReznick, LLP
8045 Leesburg Pike Suite 300
Vienna, VA 22182

To whom it may concern:

BroadOak Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.(k): (2)(i).
2. The Company has met such exemption provision 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, without exception.
3. BroadOak Partners, LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer.

BroadOak Partners, LLC

I, Lars Hanan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

Lars M. Hanan, Managing Partner

P

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of
BroadOak Capital Partners, LLC)

Financial Statement and Report of Independent Registered
Public Accounting Firm

December 31, 2015

Public Document

Filed Pursuant to Rule 17-A-5(E)(3) as Public Document

COHNREZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of BroadOak Capital Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of BroadOak Capital Partners, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Tysons, Virginia
February 25, 2016

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	110,237
Fees receivable		50,000
Prepaid expenses		1,000
Total assets	$	161,237
Liabilities and Member's Equity		
Deferred revenue	$	33,333
Total liabilities		33,333
Member's equity		127,904
Total liabilities and member's equity	$	161,237

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in this financial statement through February 24, 2016.

Risks and Uncertainties

Since inception, the Company has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are derived from the services provided to customers. Management periodically evaluates the status of each fees receivable balance for collectability. Each receivable balance is assessed based on management's knowledge of the customer, the Company's relationship with the customer, and the age of the receivable balance. As a result of these reviews, allowances are recorded for customer receivables deemed to be uncollectable. As of December 31, 2015, management believes all outstanding receivables to be collectible.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured.

Deferred Revenue

Deferred revenue represents the difference between amounts collected from customers and revenues recognized in accordance with the above policies.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate Federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's Federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, this financial statement does not reflect a provision or liability for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2012 remain open.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2015, these services totaled approximately $732,800. At December 31, 2015, there are no amounts receivable or payable to the affiliate.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company was in compliance with the "Uniform Net Capital Rule."

4. Concentration of Credit Risk and Major Customers

The Company's assets that are exposed to credit risk consist primarily of cash and fees receivable. The Company maintains its cash in a bank deposit account, which, at times, may exceed Federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash. During the year ended December 31, 2015, two customers represented 80% of total revenues. As of December 31, 2015, one customer represented 100% of fees receivable.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Accountant's Agreed-Upon Procedures
Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
BroadOak Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by BroadOak Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BroadOak Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BroadOak Partners, LLC's management is responsible for BroadOak Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies from BroadOak Partners, LLC to SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Tysons, Virginia
February 25, 2016

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
BroadOak Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BroadOak Partners, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which BroadOak Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: section (k):(2)(i) (the "exemption provisions") and (2) BroadOak Partners, LLC stated that BroadOak Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BroadOak Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BroadOak Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 25, 2016

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of BroadOak Capital Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of BroadOak Capital Partners, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Tysons, Virginia
February 25, 2016

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of BroadOak Capital Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadOak Capital Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of BroadOak Capital Partners, LLC's financial statements. The supplemental information is the responsibility of BroadOak Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Tysons, Virginia
February 25, 2016

BroadOak
Partners

7272 Wisconsin Avenue, Suite 320
Bethesda, MD 20814

Tel.: 301.358.2692

February 24, 2016

CohnReznick, LLP
8045 Leesburg Pike Suite 300
Vienna, VA 22182

To whom it may concern:

BroadOak Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.(k): (2)(i).
2. The Company has met such exemption provision 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, without exception.
3. BroadOak Partners, LLC does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer.

BroadOak Partners, LLC

I, William Snider, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

William Snider, Managing Partner